Item 77D - 	Deutsche Small Cap Core Fund (a
series of Deutsche Investment Trust)
(the "Fund")
Effective on February 1, 2018, the Fund's principal investment strategy was amended to include the following:

While the Fund invests mainly in US stocks, it may invest up to 20% of its net assets in foreign securities.